Exhibit 99.3

Earnings Presentation Q1 2024 30 May 2024 ● BW LPG Earnings Presentation

Disclaimer and Forward-Looking Statements This presentation has been produced by BW LPG Limited (“BW LPG”) exclusively for information purposes. This presentation may not be reproduced or redistributed, in whole or in part, to any other person. Matters discussed in this presentation and any materials distributed in connection with this presentation may constitute or include forward–looking statements. Forward–looking statements are statements that are not historical facts and may be identified by words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “intends”, “may”, “should”, “will” and similar expressions, such as “going forward”. These forward–looking statements reflect BW LPG’s reasonable beliefs, intentions and current expectations concerning, among other things, BW LPG’s results of operations, financial condition, liquidity, prospects, growth and strategies. Forward–looking statements include statements regarding: objectives, goals, strategies, outlook and growth prospects; future plans, events or performance and potential for future growth; liquidity, capital resources and capital expenditures; economic outlook and industry trends; developments of BW LPG’s markets; the impact of regulatory initiatives; and the strength of BW LPG’s competitors. Forward–looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. The forward–looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from Fourth parties. 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By attending this presentation you acknowledge that you will be solely responsible for your own assessment of the market and the market position of BW LPG and that you will conduct your own analysis and be solely responsible for forming your own view on the potential future performance of the business of BW LPG. This presentation must be read in conjunction with the recent financial information and the disclosures therein. A number of measures are used to report the performance of our business, which are non-IFRS measures, such as TCE income – Shipping per available day, TCE income – Shipping per calendar day and Return on capital employed (ROCE). These measures are defined and reconciliations to the nearest IFRS measure are available in BW LPG’s Q1 2024 Interim Financial Report and BW LPG’s Registration Statement on Form 20-F. 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Persons in any Relevant State who are not qualified investors should not take any actions based on this presentation, nor rely on it. In the United Kingdom, this presentation is directed only at, and communicated only to, persons who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018 who are (i) persons who fall within the definition of "investment professional" in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) persons who fall within Article 49(2)(a) to (d) of the Order, or (iii) persons to whom it may otherwise be lawfully communicated (all such persons referred to in (i), (ii) and (iii) above together being referred to as “Relevant Persons”). This presentation must not be acted on or relied on by persons in the United Kingdom who are not Relevant Persons.

Agenda 01 Highlights 02 Market 03 Performance 04 Q&A

2024 Q1 Highlights and Market Outlook

Commercial Performance

$61,500 TCE income – Shipping per available day	**95%** Fleet utilisation
$59,400 TCE income – Shipping per calendar day	**3%** Technical offhire

Financial Performance

$150M Net profit after tax	**$1.07** Earnings per share
$661M Available liquidity	**7%** Net leverage ratio

Return to Shareholders

$1.00 Dividend per share	**37%** ROE (annualised)
22% Annualised Dividend Yield	**93%** YTD Payout Ratio

Highlights and Subsequent Events

- Strong Q1 performance contributed to the healthy balance sheet with $661M of available liquidity and an all-time low net leverage ratio of 7%. IFRS15 had a significant, positive adjustment of $26M this quarter, included in the TCE income – Shipping result.
- Declared a Q1 cash dividend of $1.00 per share, representing 106% of earnings from the shipping activity and 93% of total earnings.
- BW Product Services generated a net accounting profit of $21M in Q1. Its scheduled share capital reduction of $30M was finalised in Q2 2024.
- BW Product Services concluded a multi-year contract with Enterprise Products Partners. This contract will significantly enhance our shipping and cargo trading flexibility. The term contract provides BW Product Services with the optionality to double the cargo volume in the US Gulf and will be funded by existing trade finance and bank credit facilities. We anticipate the average VaR to increase from ~$6M to $8M from higher cargo volumes.
- BW Princess sale and delivery concluded in February, generating $65M in liquidity and a $20M net book gain.
- Mutually agreed with Vitol to terminate the pool agreement after Q2 2024 with no material financial impact.
- On 29 April 2024, the Company successfully listed its common shares on the New York Stock Exchange, while maintaining the current listing on the Oslo Stock Exchange.

Market Outlook

- We reiterate our positive view for 2024 and 2025. We base this on:
  - Continued strong growth in US LPG exports and stable Middle East exports.
  - The reducing newbuilding delivery schedule for 2024 and 2025 is positive for the near-term supply and demand outlook.
  - India's large consumption of Middle East LPG exports makes the Far East more reliant on US exports and generates more ton-mile demand.
  - Solid Chinese LPG import levels which continue to grow on the back of new PDH plants coming on stream.
  - The number of Panama Canal transits is back to its normalised level, but we still regard it as a key market uncertainty.

TCE per day presented is for the Shipping Segment

1. This does not constitute an offer to sell or the solicitation of an offer to buy any securities of BW LPG nor shall there be any sale of any securities of BW LPG in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

BW LPG
4

Market 5 02

19 21 20 25 27 33 36 41 0 5 10 15 20 25 30 35 40 45 2018 2019 2020 2021 2022 2023 2024F 2025F Million tons China LPG Seaborne Imports 34 33 30 31 37 39 40 42 0 5 10 15 20 25 30 35 40 45 2018 2019 2020 2021 2022 2023 2024F 2025F Million tons 28 34 39 44 46 53 57 62 0 10 20 30 40 50 60 70 2018 2019 2020 2021 2022 2023 2024F 2025F Million tons Growth Story Continues 6 Growth Expected in LPG Exports and Imports North American LPG exports VLGC only Middle East LPG exports VLGC only China LPG Imports Strong fundamentals Average US propane production up 8% YTD, net exports up 14% YTD, according to EIA1) High export terminal utilisation this year .... but more capacity coming in 2025-2026 and beyond Priced to clear As a price-flexible byproduct, LPG always finds a home OPEC+ production stable Upside potential in case of OPEC+ cut reversal Indian Ocean takes 50% of volumes Making Far East more reliant on US exports Regional tension Insignificant impact thus far Rising imports 45% of imports now originate from United States Demand potential from new PDH plants Up to 7.5mtpa and 11mtpa in 2024 and 2025 respectively, if fully utilized Downstream demand Estimates for Chinese propylene demand growth range from 6-9% for 2024 Sources: NGLS, BW LPG, EIA 1) Average weekly net export from the first 20 weeks of 2023 and 2024

70% 15% 7% 8% 0-15 years 15-20 years 20-25 years 25 years + VLGC Fleet and Newbuildings 7 Sharply abating number of newbuildings in 2H 2024 and 2025 giving good visibility Sources: BW LPG, Clarksons Quarterly delivery schedule 0 20 40 60 80 100 120 140 2010 2014 2018 2022 USD millions VLGC age profile VLGC newbuild price 394 vessels on water 15% of VLGC fleet older than 20 years VLGC fleet A dual-fuel VLGC is priced at approx. $120-125M Korean yards are marketing early/mid 2028 delivery Chinese yards are marketing early 2027 delivery Newbuilding market Modest fleet growth next 18 months Deliveries slowing down 394 total VLGC fleet 6 1 4 6 13 6 10 11 13 3 1 1 1 1 1 2 4 1 3 4 0 2 4 6 8 10 12 14 2022 2023 2024 2025 # of VLGCs Existing NB - Non-ammonia NB - Ammonia

0 20 40 60 80 100 120 140 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec USD thousands / day 3y average 2024 Spot rate FFA'24 0 50 100 150 200 250 300 350 400 450 2022 2023 2024 USD / ton US Gulf - Far East arbitrage ARB - 5 year average VLGC Near Term Market Outlook 8 Spot earnings have recovered from the seasonally characteristic rate drop Spot earnings fell during January 2024. While abrupt, the rate fall was not uncharacteristic for what has been recorded in previous first quarters. After the end of Q1 2024, rates have been stable and seasonally higher than usual. The futures market reflects continued strength in spot earnings, trading in the low to mid $60,000s/day for the remainder of 2024. Sources: BW LPG, Bloomberg, Baltic Exchange Near term VLGC spot rate outlook: Houston – Chiba US – Far East arbitrage Following the January cold snap in the US, domestic propane prices rose sharply and narrowed the US – Far East arbitrage considerably. US propane prices have since come-off , as domestic consumption abated, and production levels normalised. Propane prices in the Far East have stayed elevated into Q2 2024 as well, thus widening the US – Far East arbitrage. FFA market reflecting elevated spot market US – Far East arbitrage is wider than usual

Performance 9 03

2024 % of total Fleet Revenue/ (Cost) in $M Average day rate TC out 19% $100 $43,800 TC in 19% ($75) $32,600 Net $25 Remaining TC out 7% $39 $43,800 Shipping – Performance 10 Achieved 95% fleet utilisation generating TCE income - Shipping of $61,500 per available day 2024 Q1 performance Q2 2024 Fixed ~84% of our available fleet days at an average rate of ~$49,000 per day4 Guidance 2024 Charter portfolio 26% covered by TC out at $43,800 per day 11% covered by FFA hedges at $57,200 per day 3% 97% TCE income by calendar days $59,400/ day1 Technical Offhire Available days 29% 69% TCE income by available days $61,500/ day2 $68,5002 (incl. waiting time) Spot $70,3003 (excl. waiting time) Time Charter $44,600 Waiting 2% 1.TCE rates per day are inclusive of both commercial waiting and technical offhire days (i.e. 100% of calendar days) 2.TCE rates per day are inclusive of commercial waiting days and exclusive of technical offhire days (i.e. 100% of available days) 3.TCE rates per day are exclusive of both commercial waiting and technical offhire days 4.Discharge to discharge basis

1Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ lease-in vessels 2Q1 net profit of $21M excludes currency translation differences from consolidation of foreign denominated subsidiary. 11 Product Services – Performance $33M Gross Profit1 $21M Net Profit2 $82M Net asset value End of Q1 $5M Average VAR ~10% BW LPG VLGC cargoes lifted by BW PS 2024 Q1 Performance Book Equity Strong Q1 trading performance resulting in a $33M gross profit and a $21M net profit Q1 Net profit: $21M

Financial Highlights

Low leverage, strong liquidity, ready for growth opportunities

Key Financials Q1 2024 (USD million)

Income Statement	
Profit after tax	$150
Earnings per share[1]	$1.07
Dividends per share	$1.00
Balance Sheet	
Total assets	$2,305
Total liabilities	$640
Total shareholders' equity	$1,665

Financial Ratios Q1 2024

Earnings Yield[2] (annualised)	38%
Dividend Yield[3] (annualised)	22%
ROE[4] (annualised)	37%
ROCE[5] (annualised)	30%
Net leverage ratio[6]	7%

1. EPS (earnings per share) is computed based on the weighted average number of shares outstanding less treasury shares during the period
2. Earnings yield: EPS divided by the share price at the end of the period in USD terms
3. Dividend yield: Annualised dividend divided by the share price in USD on 28th May 2024
4. ROE (return on equity): with respect to a particular financial period, the ratio of the profit after tax to the average of the shareholders' equity, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
5. ROCE (return on capital employed): with respect to a particular financial period, the ratio of the operating profit to capital employed defined as the average of the total shareholders' equity, total borrowings and lease liabilities, calculated as the average of the opening and closing balance for the financial period as presented in the consolidated balance sheet.
6. Net leverage ratio: The sum of total borrowings and lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of the total borrowings, total lease liabilities, and shareholders' equity minus cash and cash equivalents as set out in the consolidated statement of cashflows
7. Operating cash breakeven: Total expected cash costs (excluding capex) divided by available days, owned fleet or total fleet

Dividends per Share



$0.15
$1.91
$1.46
$0.09
$0.85
$0.84
$0.56
$1.28
$3.46
$1.00
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
YTD 2024

Shipping Per Day Statistics (USD/Day)

YTD 2024 Daily TCE Income	$59,400
YTD 2024 Daily OPEX	$8,700
FY 2024 Operating cash breakeven[7]	
Owned	$17,300
Total fleet	$22,000

BW LPG 12

$400M ECA (o/s $56M) $221M ECA (o/s $54M) $198M Term Loan (o/s $134M) $347M Revolving Credit Facilities (RCF) USD millions Undrawn amount under revolving credit facility 347 Cash1 314 Total available liquidity 661 Financial – Financing Structure and Repayment Profile 13 Ample liquidity at $661M with a light debt position Trade financing structure2 Total Available Liquidity As of 31 March 2024 1.Cash presented excludes $14m held in broker margin accounts 2.Excludes lease liabilities, capitalised fees, and interest payable Ship financing structure2 60 54 115 23 11 0 50 100 150 200 250 300 350 2024 2025 2026 2027 2028 and 2029 USD millions $796M Trade Finance Facilities - o/s $19M $198M BW LPG India Term Loan - o/s $134M Revolving credit facilities (RCF) - o/s $0M $221M ECA 2029 - o/s $54M $400M ECA 2028 - o/s $56M Repayment profile2 Letter of credit $148M Drawndown $19M $796M Trade Finance Facilities

Q&A 14 04

Q&A CEO and Interim Head of Commercial Kristian Sørensen CFO Samantha Xu

Contact Us Investor Relations investor.relations@bwlpg.com Ticker (OSE) / Ticker (NYSE) BWLPG / BWLP LinkedIn linkedin.com/company/bwlpg Telephone +65 6705 5588 Website https://investor.bwlpg.com Address 10 Pasir Panjang Road Mapletree Business City #17 -02 Singapore 117438 16

Appendices 17 05

44 VLGCs and 2 MGCs Operated by BW LPG as of 28 May 2024

19 BW LPG 100% ownership

Name	Year	Shipyard
BW Messina	2017	DSME
BW Mindoro	2017	DSME
BW Malacca	2016	DSME
BW Magellan	2016	DSME
BW Frigg	2016	Hyundai H.I.
BW Freyja	2016	Hyundai H.I.
BW Volans	2016	Hyundai H.I.
BW Brage	2016	Hyundai H.I.
BW Tucana	2016	Hyundai H.I.
BW Var	2016	Hyundai H.I.
BW Njord	2016	Hyundai H.I.
BW Balder	2016	Hyundai H.I.
BW Orion	2015	Hyundai H.I.
BW Libra	2015	Hyundai H.I.
BW Leo	2015	Hyundai H.I.
BW Gemini	2015	Hyundai H.I.
BW Carina [1]	2015	Hyundai H.I.
BW Aries [1]	2014	Hyundai H.I.
BW Kyoto	2010	Mitsubishi H.I.

7 BW LPG Time charter in

Name	Year	Shipyard
BW Yushi [1]	2020	Mitsubishi H.I.
BW Kizoku [1]	2019	Mitsubishi H.I.
Gas Zenith [1]	2017	Hyundai H.I.
Oriental King	2017	Hyundai H.I.
Doraji Gas	2017	Mitsubishi H.I.
Berge Nantong	2006	Hyundai H.I.
Berge Ningbo	2006	Hyundai H.I.

8 BW LPG India 52% ownership

Name	Year	Shipyard
BW Pine	2011	Kawasaki S.C.
BW Lord	2008	DSME
BW Tyr	2008	Hyundai H.I.
BW Loyalty [1]	2008	DSME
BW Oak	2008	Hyundai H.I.
BW Elm	2007	Hyundai H.I.
BW Birch	2007	Hyundai H.I.
BW Cedar	2007	Hyundai H.I.

12 Operated

Name	Year	Shipyard	Beneficiary
Astor [2]	2023	Hyundai H.I.	Product Services
Eco Sorcerer [2]	2023	Hyundai H.I.	Product Services
Kaede	2023	Hyundai H.I.	Product Services
Gas Venus	2021	Jiangnan	Sinogas Maritime
Gas Gabriela [1]	2021	Hyundai H.I.	Product Services
Reference Point [1]	2020	Jiangnan	Product Services
Clipper Wilma [1]	2019	Hyundai H.I.	Product Services
Vivit Altais [1]	2019	Hyundai H.I.	Vitol
Vivit Thuban [1]	2019	Hyundai H.I.	Vitol
Vivit Fornax [1]	2019	Hyundai H.I.	Vitol
Vivit Dubhe [1]	2019	Hyundai H.I.	Vitol
BW Tokyo	2009	Mitsubishi H.I.	Exmar


17
POWERED BY LPG
Vessels with dual-fuel propulsion technology


13
Vessels retrofitted with scrubber technology


16
Vessels on compliant fuels

1. Vessels with scrubbers installed
2. MGC (Medium Gas Carrier)
Note: Fleet overview includes Vitol CoA and pool agreement, which has agreed to be terminated after Q2 2024

BW LPG
18

1. % of fleet ratio is basis: TC out is based on total available days and TC in is based on total calendar days VLGC Charter Portfolio Overview 19 Time charter-out coverage for 2024 at 26% at an average rate of $43,800 per day Revenue in USD millions % of total available days of the whole fleet Cost in USD millions % of total available days of the whole fleet Avg. TC out rate Avg. TC in rate Time charter-out Time charter rate (USD thousands / day) Time charter-in Net time charter position 2024 Time charter % of total Revenue/ Average Fleet (Cost) in $M day rate TC out 19% $100 $43,800 TC in 19% ($75) $32,600 Net - $25 Remaining TC out 7% $39 $43,800 $135 $88 26% 18% 2024 2025 Yearly $20 $21 $19 $15 $12 $12 $12 $12 25% 21% 19% 16% 13% 13% 13% 13% 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Quarterly $75 $48 19% 13% 2024 2025 Yearly $30 $36 $37 $32 $23 $23 $22 $19 25% 28% 28% 25% 19% 19% 18% 16% 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Quarterly $44.6 $42.2 $44.2 $44.3 $44.1 $44.2 $43.8 $43.6 $27.3 $32.7 $32.7 $33.0 $32.9 $32.8 $32.8 $32.8 1Q 24 2Q 24 3Q 24 4Q 24 1Q 25 2Q 25 3Q 25 4Q 25 Quarterly $43.8 $43.9 $32.6 $32.8 2024 2025 Yearly

0.16 0.16 0.16 0.16 0.16 0.16 0.32 0.16 0.16 0.17 0.35 0.52 0.00 0.00 0.00 0.00 0.00 0.00 0.16 0.16 0.16 0.17 0.35 0.52 Apr-23 May-23 Jun-23 Jul-23 Aug-23 Sep-23 Oct-23 Nov-23 Dec-23 Jan-24 Feb-24 Mar-24 Fleet Safety Statistics 20 Safety and Zero Harm onboard remain our key focus. Total Recordable Case Frequency (TRCF): Work-related fatalities and injuries per one million hours worked Lost Time Injury Frequency (LTIF): Work-related fatalities and injuries per one million hours worked that leads to lost work time TRCF 12 Month Rolling Average (MRA) LTIF 12 Month Rolling Average (MRA) Data as of 31 March 2024

Shipping Segment Charter Portfolio 2024-2025 21 Time Charter Out contract coverage stands at 26% for 2024 (as of 27 May 2024) Q1 2024 Q2 2024E Q3 2024E Q4 2024E 2024E 2025E Owned days 2,517 2,457 2,484 2,484 9,942 9,855 Time charter in days 621 637 579 455 2,292 1,460 Total calendar days 3,138 3,094 3,063 2,939 12,234 11,315 Offhire1 104 22 38 36 200 189 Total available days (Net of offhire) 3,034 3,072 3,025 2,903 12,034 11,126 Spot days (Net of offhire) 2,269 2,218 2,177 2,184 8,848 9,133 Time charter out days (Net of offhire) 765 854 848 719 3,186 1,993 % Spot days 75% 72% 72% 75% 74% 82% % TC days 25% 28% 28% 25% 26% 18% TCE rates Spot $68,500 - - - - - Time charter out $44,600 $42,200 $44,200 $44,300 $43,800 $43,900 VLGC TCE rate (Net of offhire) $61,500 - - - - - Notes: BW LPG India Charter Portfolio is a subset of the Shipping Segment Charter Portfolio Pool revenue distributed to participants and the associated days are excluded from the presentation 1.Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings

BW LPG India Charter Portfolio 2024-2025 22 Time Charter Out contract coverage stands at 69% for 2024 (as of 2 May 2024) 1.Offhire is assumed to be 3 days per year per vessel, distributed equally per quarter, during the years the vessel does not have planned dry dockings Q1 2024 Q2 2024E Q3 2024E Q4 2024E 2024E 2025E Owned days 728 728 736 736 2,928 2,920 Time charter in days - - - - - - Total calendar days 728 728 736 736 2,928 2,920 Offhire1 56 6 6 6 74 48 Total available days (Net of offhire) 672 722 730 730 2,854 2,872 Spot days (Net of offhire) 134 168 247 345 894 1,828 Time charter out days (Net of offhire) 538 554 483 385 1,960 681 % Spot days 20% 23% 34% 47% 31% 64% % TC days 80% 77% 66% 53% 69% 36% TCE rates Spot $60,000 - - - - - Time charter out $40,600 $41,700 $42,600 $44,000 $42,200 $47,600 VLGC TCE rate (Net of offhire) $43,900 - - - - -